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FEB 2 6 2020

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68951 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archer Distributors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6100 Chevy Chase Drive, Suite 100
(No. and Street)

| Laurel | MD | 20707 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Stelljes — 301-260-2934 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC
(Name – *if individual, state last, first, middle name*)

| 20 Walnut Street, Suite 301 | Wellesley Hills | MA | 02481 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, Kristin Stelljes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archer Distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

K. Stelljes
Signature

Chief Compliance Officer
Title

Christine Thompson
Commonwealth of Virginia
Notary Public
Commission No. 7827553
My Commission Expires 2/28/2023

Christine Thompson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

County/City of Loudoun
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 21 day of Feb, 2020, by Kristin Stelljes
(name of person seeking acknowledgement)
Christine Thompson
Notary Public
My Commission Expires: Feb 28, 2023

ArcherDistributors

# Archer Distributors, LLC
# Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

**December 31, 2019**

Cree Alessandri & Strauss
Certified Public Accountants LLC

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Archer Distributors, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Archer Distributors, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Archer Distributors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Archer Distributors, LLC's management. Our responsibility is to express an opinion on Archer Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Archer Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cree Alessandri + Strauss

We have served as Archer Distributors, LLC's auditor since 2019.

Cree Alessandri & Strauss CPAs LLC
February 17, 2020

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

# ARCHER DISTRIBUTORS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2019

### ASSETS

| | |
|---|---|
| Cash | $ 58,693 |
| Receivables | 60,013 |
| Other assets | 18,941 |
| **TOTAL ASSETS** | **$137,647** |

### LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and other liabilities | $ 57,703 |
| Accounts payable – Related Parties | 3,485 |
| **Total Liabilities** | **$ 61,188** |
| **MEMBER'S CAPITAL** | **76,459** |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | **$ 137,647** |

*The Report of the Independent Registered Public Accounting Firm and accompanying notes are an integral part of these financial statements.*

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

## NOTE 1 –ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Archer Distributors, LLC ("Archer" or the "Company"), is a single member LLC owned by Arrow Investment Advisors, LLC ("Parent" or "Member"), is a limited liability company incorporated in the state of Delaware. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker-dealer with FINRA on June 18, 2012. The Company's principal business activity is providing mutual fund distribution services to registered investment companies.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

There was no impact to retained earnings as of January 1, 2018, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenues are recognized monthly based on a calculation of a predetermined rate of the customer's average daily net assets. The indicators of which party exercises control include primary responsibility over performance obligations and consideration of the established fee rate.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk on cash.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

## NOTE 2 - INCOME TAXES

The Company is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes paid by the members of the Parent and, as a result, no provision for federal income taxes is provided as it relates to the LLC taxable income.

The Parent accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

## NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is party to an Expense Sharing Agreement with the Parent, pursuant to which the Company and Parent allocate certain expenses between the entities. The Parent, in accordance with an Expense Sharing Agreement, incurred $181,365 in expenses allocated for salaries and rent for the year ended December 31, 2019. The Company, in accordance with the Expense Sharing Agreement, incurred $3,860 in office supplies, telephone, cable, and other miscellaneous office supplies for the year ended December 31, 2019. There is an amount of $375 due to the Company for expenses related to advertising as of December 31, 2019.

## NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 1,500%. At December 31, 2019, the Company's net capital was $54,519 which was $49,519 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital was 112%.

## NOTE 5 – CONCENTRATION

All revenues for the year ended December 31, 2019 are from distribution fees of Arrow Funds. The Parent has the overall supervisory responsibilities for the general management and investment on behalf of Arrow Funds. The Company provides distribution for the Arrow Funds.

## NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 17, 2020, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosures of accompanying financial statements.